                         OFFER TO PURCHASE FOR CASH BY

                                   STAC, INC.
                   UP TO 6,000,000 SHARES OF ITS COMMON STOCK
                      AT A PURCHASE PRICE NOT GREATER THAN
                      $5.50 NOR LESS THAN $4.75 PER SHARE

THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON SEPTEMBER 11, 1997, UNLESS THE OFFER IS EXTENDED.

     Stac, Inc., a Delaware corporation (the "Company"), invites its stockholders to tender shares of its Common Stock, par value $.001 per share (the "Shares"), to the Company at prices not greater than $5.50 nor less than $4.75 per Share in cash, specified by tendering stockholders, upon the terms and subject to the conditions set forth in this Offer to Purchase and the related Letter of Transmittal (which together constitute the "Offer").

     The Company will, upon the terms and subject to the conditions of the Offer, determine a single per Share price (not greater than $5.50 nor less than $4.75 per Share), net to the seller in cash (the "Purchase Price"), that it will pay for Shares validly tendered and not withdrawn pursuant to the Offer, taking into account the number of Shares so tendered and the prices specified by tendering stockholders. The Company will select the lowest Purchase Price that will allow it to buy 6,000,000 Shares (or such lesser number of Shares as are validly tendered at prices not greater than $5.50 nor less than $4.75 per Share) validly tendered and not withdrawn pursuant to the Offer. The Company will pay the Purchase Price for all Shares validly tendered at prices at or below the Purchase Price and not withdrawn, upon the terms and subject to the conditions of the Offer including the proration terms hereof. The Company reserves the right, in its sole discretion, to purchase more than 6,000,000 Shares pursuant to the Offer.

     THE OFFER IS NOT CONDITIONED ON ANY MINIMUM NUMBER OF SHARES BEING TENDERED. THE OFFER IS, HOWEVER, SUBJECT TO CERTAIN OTHER CONDITIONS. SEE
SECTION 6.

     The Shares are listed and principally traded on the Nasdaq Stock Market ("NASDAQ") under the symbol "STAC." On August 13, 1997, the closing per Share sales price as reported by NASDAQ was $4.125. STOCKHOLDERS ARE URGED TO OBTAIN CURRENT MARKET QUOTATIONS FOR THE SHARES. SEE SECTION 7.

     THE BOARD OF DIRECTORS OF THE COMPANY HAS APPROVED THE OFFER. HOWEVER, STOCKHOLDERS MUST MAKE THEIR OWN DECISIONS WHETHER TO TENDER SHARES AND, IF SO, HOW MANY SHARES TO TENDER AND THE PRICE OR PRICES AT WHICH SHARES SHOULD BE TENDERED. NEITHER THE COMPANY NOR ITS BOARD OF DIRECTORS MAKES ANY RECOMMENDATION TO ANY STOCKHOLDER AS TO WHETHER TO TENDER OR REFRAIN FROM TENDERING SHARES. THE COMPANY HAS BEEN ADVISED THAT NONE OF ITS DIRECTORS OR EXECUTIVE OFFICERS INTENDS TO TENDER ANY SHARES PURSUANT TO THE OFFER.
                            ------------------------

                      The Dealer Manager for the Offer is:

                               SMITH BARNEY INC.

AUGUST 14, 1997

                                   IMPORTANT

     Any stockholders desiring to tender all or any portion of their Shares should either (i) complete and sign the Letter of Transmittal or a facsimile thereof in accordance with the instructions in the Letter of Transmittal, mail or deliver it with any required signature guarantee and any other required documents to American Stock Transfer & Trust Company (the "Depositary"), and either mail or deliver the stock certificates for such Shares to the Depositary (with all such other documents) or follow the procedure for book-entry delivery set forth in Section 3, or (ii) request a broker, dealer, commercial bank, trust company or other nominee to effect the transaction for such stockholder. A stockholder having Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact that broker, dealer, commercial bank, trust company or other nominee if such stockholder desires to tender such Shares. Stockholders who desire to tender Shares and whose certificates for such Shares are not immediately available or who cannot comply with the procedure for book-entry transfer on a timely basis or whose other required documentation cannot be delivered to the Depositary, in any case, by the expiration of the Offer should tender such Shares by following the procedures for guaranteed delivery set forth in Section 3.

     TO EFFECT A VALID TENDER OF SHARES, STOCKHOLDERS MUST VALIDLY COMPLETE THE LETTER OF TRANSMITTAL, INCLUDING THE SECTION RELATING TO THE PRICE AT WHICH THEY ARE TENDERING SHARES.

     Questions and requests for assistance or for additional copies of this Offer to Purchase, the Letter of Transmittal or the Notice of Guaranteed Delivery may be directed to the Information Agent or the Dealer Manager at their respective addresses and telephone numbers set forth on the back cover of this Offer to Purchase.

                                    SUMMARY

     This general summary is provided for the convenience of the Company's stockholders and is qualified in its entirety by reference to the full text and more specific details of this Offer to Purchase.

Number of shares to be
Purchased.....................   6,000,000 Shares (or such lesser number of
                                 shares as are validly tendered).

Purchase Price................   The Company will determine a single per Share
                                 net cash price, not greater than $5.50 nor less than $4.75 per Share, that it will pay for Shares validly tendered. All Shares acquired in the Offer will be acquired at the Purchase
                                 Price even if tendered below the Purchase
                                 Price. Each stockholder desiring to tender
                                 Shares must specify in the Letter of
                                 Transmittal the minimum price (not greater than $5.50 or less than $4.75 per Share) at which such stockholder is willing to have Shares purchased by the Company.

How to Tender Shares..........   See Section 3. Call the Information Agent or
                                 consult your broker for assistance.

Brokerage Commissions.........   None.

Stock Transfer Tax............   None, if payment is made to the registered
                                 holder.

Expiration and Proration
Times.........................   September 11, 1997, at 12:00 Midnight, New York
                                 City time, unless extended by the Company.

Payment Date..................   As soon as practicable after the Expiration
                                 Time.

Position of the Company and
its Directors.................   Neither the Company nor its Board of Directors
                                 makes any recommendation to any stockholder as to whether to tender or refrain from tendering
                                 Shares.

Withdrawal Rights.............   Tendered Shares may be withdrawn at any time
                                 until 12:00 Midnight, New York City time, on
                                 September 11, 1997, unless the Offer is
                                 extended by the Company and, unless previously purchased, after 12:00 Midnight, New York City time, on October 9, 1997. See Section 4.

Odd Lots......................   There will be no proration of Shares tendered
                                 by any stockholder owning beneficially fewer than 100 Shares in the aggregate as of the close of business on August 13, 1997 and as of the Expiration Time, who tenders all such Shares at or below the Purchase Price prior to the Expiration Time and who checks the "Odd
                                 Lots" box in the Letter of Transmittal.

     THE COMPANY HAS NOT AUTHORIZED ANY PERSON TO MAKE ANY RECOMMENDATION ON BEHALF OF THE COMPANY AS TO WHETHER STOCKHOLDERS SHOULD TENDER OR REFRAIN FROM TENDERING SHARES PURSUANT TO THE OFFER. THE COMPANY HAS NOT AUTHORIZED ANY PERSON TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION IN CONNECTION WITH THE OFFER ON BEHALF OF THE COMPANY OTHER THAN THOSE CONTAINED IN THIS OFFER TO PURCHASE OR IN THE LETTER OF TRANSMITTAL. DO NOT RELY ON ANY SUCH RECOMMENDATION OR ANY SUCH INFORMATION OR REPRESENTATIONS, IF GIVEN OR MADE, AS HAVING BEEN AUTHORIZED BY THE COMPANY.

                            ------------------------

                               TABLE OF CONTENTS

SECTION                                                                                    PAGE
-------                                                                                    ----
         SUMMARY.........................................................................     3
         INTRODUCTION....................................................................     5
         THE OFFER.......................................................................     6
   1.    NUMBER OF SHARES; PRORATION.....................................................     6
   2.    TENDERS BY OWNERS OF FEWER THAN 100 SHARES......................................     8
   3.    PROCEDURE FOR TENDERING SHARES..................................................     8
   4.    WITHDRAWAL RIGHTS...............................................................    12
   5.    PURCHASE OF SHARES AND PAYMENT OF PURCHASE PRICE................................    12
   6.    CERTAIN CONDITIONS OF THE OFFER.................................................    13
   7.    PRICE RANGE OF SHARES...........................................................    15
   8.    BACKGROUND AND PURPOSE OF THE OFFER; CERTAIN EFFECTS OF THE OFFER...............    15
   9.    INTERESTS OF DIRECTORS AND EXECUTIVE OFFICERS; TRANSACTIONS AND ARRANGEMENTS
         CONCERNING THE SHARES...........................................................    16
  10.    SOURCE AND AMOUNT OF FUNDS......................................................    17
  11.    CERTAIN INFORMATION ABOUT THE COMPANY...........................................    17
  12.    EFFECTS OF THE OFFER ON THE MARKET FOR SHARES; REGISTRATION UNDER THE EXCHANGE
         ACT.............................................................................    24
  13.    CERTAIN LEGAL MATTERS; REGULATORY AND FOREIGN APPROVALS.........................    24
  14.    CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES....................................    25
  15.    EXTENSION OF THE OFFER; TERMINATION; AMENDMENTS.................................    27
  16.    FEES AND EXPENSES...............................................................    27
  17.    MISCELLANEOUS...................................................................    28
         SCHEDULE I -- Certain Transactions Involving Shares.............................    29

TO THE HOLDERS OF SHARES OF COMMON STOCK OF
STAC, INC.:

                                  INTRODUCTION

     Stac, Inc., a Delaware corporation (the "Company"), invites its stockholders to tender shares of its Common Stock, par value $.001 per share (the "Shares"), to the Company at prices not greater than $5.50 nor less than $4.75 per Share in cash, specified by tendering stockholders, upon the terms and subject to the conditions set forth in this Offer to Purchase and the related Letter of Transmittal (which together constitute the "Offer").

     The Company will, upon the terms and subject to the conditions of the Offer, determine a single per Share price (not greater than $5.50 nor less than $4.75 per Share), net to the seller in cash (the "Purchase Price"), that it will pay for Shares validly tendered and not withdrawn pursuant to the Offer, taking into account the number of Shares so tendered and the prices specified by tendering stockholders. The Company will select the lowest Purchase Price that will allow it to buy 6,000,000 Shares (or such lesser number of Shares as are validly tendered at prices not greater than $5.50 nor less than $4.75 per Share) validly tendered and not withdrawn pursuant to the Offer. The Company will pay the Purchase Price for all Shares validly tendered prior to the Expiration Time (as defined in Section 1) at prices at or below the Purchase Price and not withdrawn, upon the terms and subject to the conditions of the Offer including the proration terms described below. The Company reserves the right, in its sole discretion, to purchase more than 6,000,000 Shares pursuant to the Offer.

     THE OFFER IS NOT CONDITIONED ON ANY MINIMUM NUMBER OF SHARES BEING TENDERED. THE OFFER IS, HOWEVER, SUBJECT TO CERTAIN OTHER CONDITIONS. SEE
SECTION 6.

     If, before the Expiration Time, more than 6,000,000 Shares (or such greater number of Shares as the Company may elect to purchase) are validly tendered at or below the Purchase Price and not withdrawn, the Company will, upon the terms and subject to the conditions of the Offer, purchase Shares first from all Odd Lot Owners (as defined in Section 2) who validly tender all their Shares at or below the Purchase Price and then on a pro rata basis from all other stockholders who validly tender Shares at prices at or below the Purchase Price (and do not withdraw them prior to the Expiration Time). The Company will return at its own expense all Shares not purchased pursuant to the Offer, including Shares tendered at prices greater than the Purchase Price and not withdrawn and Shares not purchased because of proration. The Purchase Price will be paid net to the tendering stockholder in cash for all Shares purchased. Tendering stockholders will not be obligated to pay brokerage commissions, solicitation fees or, subject to Instruction 7 of the Letter of Transmittal, stock transfer taxes on the Company's purchase of Shares pursuant to the Offer. HOWEVER, ANY TENDERING STOCKHOLDER OR OTHER PAYEE WHO FAILS TO COMPLETE, SIGN AND RETURN TO THE DEPOSITARY (AS DEFINED BELOW) THE SUBSTITUTE FORM W-9 THAT IS INCLUDED WITH THE LETTER OF TRANSMITTAL MAY BE SUBJECT TO REQUIRED BACKUP FEDERAL INCOME TAX WITHHOLDING OF 31% OF THE GROSS PROCEEDS PAYABLE TO SUCH STOCKHOLDER OR OTHER PAYEE PURSUANT TO THE OFFER. SEE SECTION 3. In addition, the Company will pay all fees and expenses of Smith Barney Inc. (the "Dealer Manager"), Corporate Investor Communications, Inc. (the "Information Agent") and American Stock Transfer and Trust Company (the "Depositary") in connection with the Offer. See
Section 16.

     THE BOARD OF DIRECTORS OF THE COMPANY HAS APPROVED THE OFFER. HOWEVER, STOCKHOLDERS MUST MAKE THEIR OWN DECISIONS WHETHER TO TENDER SHARES AND, IF SO, HOW MANY SHARES TO TENDER AND THE PRICE OR PRICES AT WHICH SHARES SHOULD BE TENDERED. NEITHER THE COMPANY NOR ITS BOARD OF DIRECTORS MAKES ANY RECOMMENDATION TO ANY STOCKHOLDER AS TO WHETHER TO TENDER OR REFRAIN FROM TENDERING SHARES. THE COMPANY HAS BEEN ADVISED THAT NONE OF ITS DIRECTORS OR EXECUTIVE OFFICERS INTENDS TO TENDER ANY SHARES PURSUANT TO THE OFFER.

     The Offer provides stockholders who are considering a sale of all or a portion of their Shares with the opportunity to determine the price or prices (not greater than $5.50 nor less than $4.75 per Share) at which they are willing to sell their Shares, and, subject to the terms and conditions of the Offer, to sell those Shares for cash without the usual transaction costs associated with market sales. In addition, stockholders owning fewer than 100 Shares whose shares are purchased pursuant to the Offer not only will avoid the payment of brokerage commissions but also will avoid any applicable odd lot discounts payable on a sale of their Shares in a NASDAQ transaction. The Offer also allows stockholders to sell a portion of their Shares while retaining a continuing equity interest in the Company. Stockholders who determine not to accept the Offer will realize a proportionate increase in their relative equity interest in the Company, and thus in the Company's future earnings and assets, subject to the Company's right to issue additional Shares and other equity securities in the future.

     On June 20, 1997, the Board of Directors authorized the Company to repurchase up to $20 million of Shares, and as of August 13, 1997, the Company had repurchased 165,000 Shares on the open market at prices ranging from $3.6875 to $4.2500 per Share (average price of $3.8504 per Share). On August 1, 1997, the Board of Directors authorized the Company to repurchase 6,000,000 Shares pursuant to this Offer in replacement of the Share repurchase program authorized in June 1997.

     The Board of Directors has determined that the Company's financial condition and outlook and current market conditions, including recent trading prices of the Shares, make this an attractive time to repurchase a significant portion of the outstanding Shares. In the view of the Board of Directors, the Offer represents an attractive investment and use of the Company's cash that should benefit the Company and its stockholders over the long term. In particular, the Board of Directors believes that the purchase of Shares at this time is consistent with the Company's long term corporate goal of seeking to increase stockholder value.

     As of August 13, 1997, there were 30,656,388 Shares outstanding and 818,479 Shares issuable upon exercise of outstanding vested stock options under the Company's stock option plans (the "Options"). The 6,000,000 Shares that the Company is offering to purchase represent approximately 19.6% of the outstanding Shares. The Shares are listed and principally traded on NASDAQ under the symbol "STAC." On August 13, 1997, the closing per Share sales price as reported on NASDAQ was $4.125. THE COMPANY URGES STOCKHOLDERS TO OBTAIN CURRENT QUOTATIONS ON THE MARKET PRICE OF THE SHARES.

                                   THE OFFER

 1.  NUMBER OF SHARES; PRORATION

     Upon the terms and subject to the conditions of the Offer, the Company will accept for payment (and thereby purchase) 6,000,000 Shares or such lesser number of Shares as are validly tendered before the Expiration Time (and not withdrawn in accordance with Section 4) at a net cash price (determined in the manner set forth below) not greater than $5.50 nor less than $4.75 per Share. The term "Expiration Time" means 12:00 Midnight, New York City time, on September 11, 1997, unless and until the Company in its sole discretion shall have extended the period of time during which the Offer is open, in which event the term "Expiration Time" shall refer to the latest time and date at which the Offer, as so extended by the Company, shall expire. See Section 15 for a description of the Company's right to extend the time during which the Offer is open and to delay, terminate or amend the Offer. Subject to Section 2, if the Offer is oversubscribed, Shares tendered at or below the Purchase Price before the Expiration Time will be eligible for proration. The proration period also expires on the Expiration Time.

     The Company will, upon the terms and subject to the conditions of the Offer, determine a single per Share Purchase Price that it will pay for Shares validly tendered and not withdrawn pursuant to the Offer, taking into account the number of Shares so tendered and the prices specified by tendering stockholders. The Company will select the lowest Purchase Price that will allow it to buy 6,000,000 Shares (or such lesser number as are validly tendered at prices not greater than $5.50 nor less than $4.75 per Share) validly tendered and not withdrawn pursuant to the Offer. The Company reserves the right, in its sole discretion, to purchase more than 6,000,000 Shares pursuant to the Offer. See Section 15. In accordance with applicable regulations of the Securities and Exchange Commission (the "Commission"), the Company may purchase pursuant to the Offer an additional amount of Shares not to exceed 2% of the outstanding Shares without amending or extending the Offer. If (i) the Company increases or decreases the price to be paid for Shares, the Company increases or decreases the Dealer Manager's soliciting fee, the Company increases the number of Shares being sought and such increase in the number of Shares being sought exceeds 2% of the outstanding Shares, or the Company decreases the number of Shares being sought and (ii) the Offer is scheduled to expire at any time earlier than the expiration of a period ending on the tenth business day from, and including, the date that notice of such increase or decrease is first published, sent or given in the manner specified in Section 15, the Offer will be extended until the expiration of ten business days. For purposes of the Offer, a "business day" means any day other than a Saturday, Sunday or federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, New York City time.

     THE OFFER IS NOT CONDITIONED ON ANY MINIMUM NUMBER OF SHARES BEING TENDERED. THE OFFER IS, HOWEVER, SUBJECT TO CERTAIN OTHER CONDITIONS. SEE
SECTION 6.

     In accordance with Instruction 5 of the Letter of Transmittal, each stockholder desiring to tender Shares must specify the price (not greater than $5.50 nor less than $4.75 per Share) at which such stockholder is willing to have the Company purchase Shares. As promptly as practicable following the Expiration Time, the Company will, in its sole discretion, determine the Purchase Price (not greater than $5.50 nor less than $4.75 per Share) that it will pay for Shares validly tendered and not withdrawn pursuant to the Offer, taking into account the number of Shares so tendered and the prices specified by tendering stockholders. The Company will pay the Purchase Price, even if such Shares were tendered below the Purchase Price, for all Shares validly tendered prior to the Expiration Time at prices at or below the Purchase Price and not withdrawn, upon the terms and subject to the conditions of the Offer. All Shares not purchased pursuant to the Offer, including Shares tendered at prices greater than the Purchase Price and Shares not purchased because of proration, will be returned to the tendering stockholders at the Company's expense as promptly as practicable following the Expiration Time.

     If the number of Shares validly tendered at or below the Purchase Price and not withdrawn prior to the Expiration Time is less than or equal to 6,000,000 Shares (or such greater number of Shares as the Company may elect to purchase), the Company will, upon the terms and subject to the conditions of the Offer, purchase at the Purchase Price all Shares so tendered.

     Priority. Upon the terms and subject to the conditions of the Offer, in the event that prior to the Expiration Time more than 6,000,000 Shares (or such greater number of Shares as the Company may elect to purchase pursuant to the Offer) are validly tendered at or below the Purchase Price and not withdrawn, the Company will purchase such validly tendered Shares in the following order of priority:

          (i) all Shares validly tendered at or below the Purchase Price and not withdrawn prior to the Expiration Time by any Odd Lot Owner (as defined in Section 2) who:

             (a) tenders all Shares beneficially owned by such Odd Lot Owner at or below the Purchase Price (partial tenders will not qualify for this preference); and

             (b) completes the box captioned "Odd Lots" on the Letter of Transmittal and, if applicable, on the Notice of Guaranteed Delivery; and

          (ii) after purchase of all of the foregoing Shares, all other Shares validly tendered at or below the Purchase Price and not withdrawn prior to the Expiration Time on a pro rata basis.

     Proration. In the event that proration of tendered Shares is required, the Company will determine the final proration factor as promptly as practicable after the Expiration Time. Proration for each stockholder tendering Shares (other than Odd Lot Owners) shall be based on the ratio of the number of Shares tendered by such stockholder at or below the Purchase Price to the total number of Shares tendered by all stockholders (other than Odd Lot Owners) at or below the Purchase Price. This ratio will be applied to stockholders tendering Shares (other than Odd Lot Owners) to determine the number of Shares that will be purchased from each such stockholder pursuant to the Offer. Although the Company does not expect to be able to announce the final results of such proration until approximately five business days after the Expiration Time, it will announce preliminary results of proration by press release as promptly as practicable after the Expiration Time. Stockholders can obtain such preliminary information from the Information Agent and may be able to obtain such information from their brokers.

     As described in Section 14, the number of Shares that the Company will purchase from a stockholder may affect the United States federal income tax consequences to the stockholder of such purchase and therefore may be relevant to a stockholder's decision whether to tender Shares. The Letter of Transmittal affords each tendering stockholder the opportunity to designate the order of priority in which Shares tendered are to be purchased in the event of proration.

     This Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Shares as of August 13, 1997 and will be furnished to brokers, banks and similar persons whose names, or the names of whose nominees, appear on the Company's stockholder list or, if applicable, who are listed as participants in a clearing agency's security position listing for subsequent transmittal to beneficial owners of Shares.

 2.  TENDERS BY OWNERS OF FEWER THAN 100 SHARES

     The Company, upon the terms and subject to the conditions of the Offer, will accept for purchase, without proration, all Shares validly tendered at or below the Purchase Price and not withdrawn on or prior to the Expiration Time by or on behalf of stockholders who beneficially owned as of the close of business on August 13, 1997 and continue to beneficially own as of the Expiration Time, an aggregate of fewer than 100 Shares ("Odd Lot Owners"). To avoid proration, however, an Odd Lot Owner must validly tender at or below the Purchase Price all such Shares that such Odd Lot Owner beneficially owns; partial tenders will not qualify for this preference. This preference is also not available to owners of 100 or more Shares in the aggregate, even if such owners have separate stock certificates for fewer than 100 such Shares. Any Odd Lot Owner wishing to tender all such Shares beneficially owned by such stockholder pursuant to this Offer must complete the box captioned "Odd Lots" in the Letter of Transmittal and, if applicable, on the Notice of Guaranteed Delivery and must properly indicate in the section entitled "Price (In Dollars) Per Share At Which Shares Are Being Tendered" in the Letter of Transmittal the price at which such Shares are being tendered, except that an Odd Lot Owner may check the box in the section entitled "Odd Lots" indicating that the stockholder is tendering all of such stockholder's Shares at the Purchase Price. See Section 3. Stockholders owning an aggregate of less than 100 Shares whose Shares are purchased pursuant to the Offer will avoid both the payment of brokerage commissions and any applicable odd lot discounts payable on a sale of their Shares in transactions on a stock exchange, including the NASDAQ. However, Odd Lot Owners holding Shares in "street name" through a bank or brokerage house who elect to tender may be subject to a tender fee imposed by such bank or brokerage house.

     The Company also reserves the right, but will not be obligated, to purchase all Shares duly tendered by any stockholder who tendered any Shares beneficially owned at or below the Purchase Price and who, as a result of proration, would then beneficially own an aggregate of fewer than 100 Shares. If the Company exercises this right, it will increase the number of Shares that it is offering to purchase in the Offer by the number of Shares purchased through the exercise of such right.

 3.  PROCEDURE FOR TENDERING SHARES

     Proper Tender of Shares. For Shares to be validly tendered pursuant to the
Offer:

          (i) the certificates for such Shares (or confirmation of receipt of such Shares pursuant to the procedures for book-entry transfer set forth below), together with a properly completed and duly executed Letter of Transmittal (or manually signed facsimile thereof) with any required signature guarantees, and any other documents required by the Letter of Transmittal, must be received prior to Expiration Time by the Depositary at its address set forth on the back cover of this Offer to Purchase; or

          (ii) the tendering stockholder must comply with the guaranteed delivery procedure set forth below.

     AS SPECIFIED IN INSTRUCTION 5 OF THE LETTER OF TRANSMITTAL, EACH STOCKHOLDER DESIRING TO TENDER SHARES PURSUANT TO THE OFFER MUST PROPERLY INDICATE IN THE SECTION CAPTIONED "PRICE (IN DOLLARS) PER SHARE AT WHICH SHARES ARE BEING TENDERED" IN THE LETTER OF TRANSMITTAL THE PRICE (IN MULTIPLES OF $.125) AT WHICH SUCH STOCKHOLDER'S SHARES ARE BEING TENDERED, EXCEPT THAT AN ODD LOT OWNER MAY CHECK THE BOX IN THE SECTION OF THE LETTER OF TRANSMITTAL ENTITLED "ODD LOTS" INDICATING THAT THE STOCKHOLDER IS TENDERING ALL OF SUCH STOCKHOLDER'S SHARES AT THE PURCHASE PRICE. STOCKHOLDERS DESIRING TO TENDER SHARES AT MORE THAN ONE PRICE MUST COMPLETE SEPARATE LETTERS OF TRANSMITTAL FOR EACH PRICE AT WHICH SHARES ARE BEING TENDERED, EXCEPT THAT THE SAME SHARES CANNOT BE TENDERED (UNLESS PROPERLY WITHDRAWN PREVIOUSLY IN ACCORDANCE WITH THE TERMS OF THE OFFER) AT MORE THAN ONE PRICE. IN ORDER TO VALIDLY TENDER SHARES, ONE AND ONLY ONE PRICE BOX MUST BE CHECKED IN THE APPROPRIATE SECTION ON EACH LETTER OF TRANSMITTAL.

     In addition, Odd Lot Owners who tender all Shares must complete the section entitled "Odd Lots" on the Letter of Transmittal and, if applicable, on the Notice of Guaranteed Delivery, in order to qualify for the preferential treatment available to Odd Lot Owners as set forth in Section 2.

     Signature Guarantees and Method of Delivery. No signature guarantee is required on the Letter of Transmittal if (i) the Letter of Transmittal is signed by the registered holder of the Shares (which term, for purposes of this Section, includes any participant in The Depository Trust Company or Philadelphia Depository Trust Company (the "Book-Entry Transfer Facilities") whose name appears on a security position listing as the holder of the Shares) tendered therewith and payment and delivery are to be made directly to such registered holder, or (ii) if Shares are tendered for the account of a member firm of a registered national securities exchange, a member of the National Association of Securities Dealers, Inc. or a commercial bank or trust company (not a savings bank or savings and loan association) having an office, branch or agency in the United States (each such entity being hereinafter referred to as an "Eligible Institution"). In all other cases, all signatures on the Letter of Transmittal must be guaranteed by an Eligible Institution. See Instruction 1 of the Letter of Transmittal. If a certificate representing Shares is registered in the name of a person other than the signer of a Letter of Transmittal, or if payment is to be made, or Shares not purchased or tendered are to be issued, to a person other than the registered holder, the certificate must be endorsed or accompanied by an appropriate stock power, in either case signed exactly as the name of the registered holder appears on the certificate, with the signature on the certificate or stock power guaranteed by an Eligible Institution. In this regard see Section 5 for information with respect to applicable stock transfer taxes. In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of certificates for such Shares (or a timely confirmation of a book-entry transfer of such Shares into the Depositary's account at one of the Book-Entry Transfer Facilities as described above), a properly completed and duly executed Letter of Transmittal (or manually signed facsimile thereof) and any other documents required by the Letter of Transmittal. THE METHOD OF DELIVERY OF ALL DOCUMENTS, INCLUDING SHARE CERTIFICATES, THE LETTER OF TRANSMITTAL AND ANY OTHER REQUIRED DOCUMENTS, IS AT THE ELECTION AND RISK OF THE TENDERING STOCKHOLDER. IF DELIVERY IS BY MAIL, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED, PROPERLY INSURED, IS RECOMMENDED.

     Book-Entry Delivery. The Depositary will establish an account with respect to the Shares at each of the Book-Entry Transfer Facilities for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in a Book-Entry Transfer Facility's system may make book-entry delivery of the Shares by causing such facility to transfer such Shares into the Depositary's account in accordance with such facility's procedure for such transfer. Even though delivery of Shares may be effected through book-entry transfer into the Depositary's account at one of the Book-Entry Transfer Facilities, a properly completed and duly executed Letter of Transmittal (or manually signed facsimile thereof), with any required signature guarantees and other required documents must, in any case, be transmitted to and received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the

Expiration Time, or the guaranteed delivery procedure set forth below must be followed. DELIVERY OF THE LETTER OF TRANSMITTAL AND ANY OTHER REQUIRED DOCUMENTS TO ONE OF THE BOOK-ENTRY TRANSFER FACILITIES DOES NOT CONSTITUTE DELIVERY TO THE DEPOSITARY.

     Guaranteed Delivery. If a stockholder desires to tender Shares pursuant to the Offer and such stockholder's Share certificates cannot be delivered to the Depositary prior to the Expiration Time (or the procedures for book-entry transfer cannot be completed on a timely basis) or time will not permit all required documents to reach the Depositary before the Expiration Time, such Shares may nevertheless be tendered provided that all of the following conditions are satisfied:

          (i) such tender is made by or through an Eligible Institution;

          (ii) the Depositary receives (by hand, mail, overnight courier, telegram or facsimile transmission), on or prior to the Expiration Time, a properly completed and duly executed Notice of Guaranteed Delivery substantially in the form the Company has provided with this Offer to Purchase (indicating the price at which the Shares are being tendered), including (where required) a signature guarantee by an Eligible Institution in the form set forth in such Notice of Guaranteed Delivery; and

          (iii) the certificates for all tendered Shares in proper form for transfer (or confirmation of book-entry transfer of such Shares into the Depositary's account at one of the Book-Entry Transfer Facilities), together with a properly completed and duly executed Letter of Transmittal (or manually signed facsimile thereof) and any required signature guarantees or other documents required by the Letter of Transmittal, are received by the Depositary within three NASDAQ trading days after the date the Depositary receives such Notice of Guaranteed Delivery.

     If any tendered Shares are not purchased, or if less than all Shares evidenced by a stockholder's certificates are tendered, certificates for unpurchased Shares will be returned as promptly as practicable after the expiration or termination of the Offer or, in the case of Shares tendered by book-entry transfer at a Book-Entry Transfer Facility, such Shares will be credited to the appropriate account maintained by the tendering stockholder at the appropriate Book-Entry Transfer Facility, in each case without expense to such stockholder.

     Backup Federal Income Tax Withholding. Under the United States federal income tax backup withholding rules, unless an exemption applies under the applicable law and regulations, 31% of the gross proceeds payable to a stockholder or other payee pursuant to the Offer must be withheld and remitted to the United States Treasury, unless the stockholder or other payee provides such person's taxpayer identification number (employer identification number or social security number) to the Depositary and certifies under penalties of perjury that such number is correct. Therefore, each tendering stockholder should complete and sign the Substitute Form W-9 included as part of the Letter of Transmittal so as to provide the information and certification necessary to avoid backup withholding, unless such stockholder otherwise establishes to the satisfaction of the Depositary that the stockholder is not subject to backup withholding. Certain stockholders (including, among others, all corporations and certain foreign stockholders (in addition to foreign corporations)) are not subject to these backup withholding and reporting requirements. In order for a foreign stockholder to qualify as an exempt recipient, that stockholder must submit an IRS Form W-8 or a Substitute Form W-8, signed under penalties of perjury, attesting to that stockholder's exempt status. Such statements can be obtained from the Depositary. See Instructions 10 and 11 of the Letter of Transmittal.

     TO PREVENT BACKUP FEDERAL INCOME TAX WITHHOLDING EQUAL TO 31% OF THE GROSS PAYMENTS MADE TO STOCKHOLDERS FOR SHARES PURCHASED PURSUANT TO THE OFFER, EACH STOCKHOLDER WHO DOES NOT OTHERWISE ESTABLISH AN EXEMPTION FROM SUCH WITHHOLDING MUST PROVIDE THE DEPOSITARY WITH THE STOCKHOLDER'S CORRECT TAXPAYER IDENTIFICATION NUMBER AND PROVIDE CERTAIN OTHER INFORMATION BY COMPLETING THE SUBSTITUTE FORM W-9 INCLUDED WITH THE LETTER OF TRANSMITTAL.

     For a discussion of certain United States federal income tax consequences to tendering stockholders, see Section 14.

     Withholding For Foreign Stockholders. Even if a foreign stockholder has provided the required certification to avoid backup withholding, the Depositary will withhold United States federal income taxes equal to 30% of the gross payments payable to a foreign stockholder or his or her agent unless the Depositary determines that a reduced rate of withholding is available pursuant to a tax treaty or that an exemption from withholding is applicable because such gross proceeds are effectively connected with the conduct of a trade or business within the United States. For this purpose, a foreign stockholder is any stockholder that is not (i) a citizen or resident of the United States, (ii) a corporation, partnership, or other entity created or organized in or under the laws of the United States, any State or any political subdivision thereof or
(iii) an estate or trust, the income of which is subject to United States federal income taxation regardless of the source of such income. In order to obtain a reduced rate of withholding pursuant to a tax treaty, a foreign stockholder must deliver to the Depositary before the payment a properly completed and executed IRS Form 1001. In order to obtain an exemption from withholding on the grounds that the gross proceeds paid pursuant to the Offer are effectively connected with the conduct of a trade or business within the United States, a foreign stockholder must deliver to the Depositary a properly completed and executed IRS Form 4224. The Depositary will determine a stockholder's status as a foreign stockholder and eligibility for a reduced rate of, or exemption from, withholding by reference to any outstanding certificates or statements concerning eligibility for a reduced rate of, or exemption from, withholding (e.g., IRS Form 1001 or IRS Form 4224) unless facts and circumstances indicate that such reliance is not warranted. A foreign stockholder may be eligible to obtain a refund of all or a portion of any tax withheld if such stockholder meets the "complete redemption", "substantially disproportionate" or "not essentially equivalent to a dividend" test described in Section 14 or is otherwise able to establish that no tax or a reduced amount of tax is due. Backup withholding generally will not apply to amounts subject to the 30% or a treaty-reduced rate of withholding. Foreign stockholders are urged to consult their own tax advisors regarding the application of United States federal income tax withholding, including eligibility for a withholding tax reduction or exemption, and the refund procedure. See Instructions 10 and 11 of the Letter of Transmittal.

     Tendering Stockholder's Representation and Warranty; Company's Acceptance Constitutes an Agreement. It is a violation of Rule 14e-4 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), for a person acting alone or in concert with others, directly or indirectly, to tender Shares for such person's own account unless at the time of tender and at the Expiration Time such person has a "net long position" equal to or greater than the amount tendered in (i) the Shares and will deliver or cause to be delivered such Shares for the purpose of tender to the Company within the period specified in the Offer, or (ii) other securities immediately convertible into, exercisable for or exchangeable into Shares ("Equivalent Securities") and, upon the acceptance of such tender, will acquire such Shares by conversion, exchange or exercise of such Equivalent Securities to the extent required by the terms of the Offer and will deliver or cause to be delivered such Shares so acquired for the purpose of tender to the Company within the period specified in the Offer. Rule 14e-4 also provides a similar restriction applicable to the tender or guarantee of a tender on behalf of another person. A tender of Shares made pursuant to any method of delivery set forth herein will constitute the tendering stockholder's representation and warranty to the Company that (i) such stockholder has a "net long position" in Shares or Equivalent Securities being tendered within the meaning of Rule 14e-4, and (ii) such tender of Shares complies with Rule 14e-4. The Company's acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering stockholder and the Company upon the terms and subject to the conditions of the Offer.

     Determinations of Validity; Rejection of Shares; Waiver of Defects; No Obligation to Give Notice of Defects. All questions as to the number of Shares to be accepted, the price to be paid therefor and the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by the Company, in its sole discretion, which determination shall be final and binding on all parties. The Company reserves the absolute right to reject any or all tenders it determines not to be in proper form or the acceptance of or payment for which may, in the opinion of the Company's counsel, be unlawful. The Company also reserves the absolute right to waive any of the conditions of the Offer and any defect or irregularity in the tender of any particular Shares or any particular stockholder. No tender of Shares will be deemed to be properly made until all defects or irregularities have been cured or waived. None of the Company, the Dealer Manager, the Depositary, the Information Agent or any other person is or will be obligated to give notice of any defects or irregularities in tenders, and none of them will incur any liability for failure to give any such notice.

     CERTIFICATES FOR SHARES, TOGETHER WITH A PROPERLY COMPLETED LETTER OF TRANSMITTAL AND ANY OTHER DOCUMENTS REQUIRED BY THE LETTER OF TRANSMITTAL, MUST BE DELIVERED TO THE DEPOSITARY AND NOT TO THE COMPANY. ANY SUCH DOCUMENTS DELIVERED TO THE COMPANY WILL NOT BE FORWARDED TO THE DEPOSITARY AND THEREFORE WILL NOT BE DEEMED TO BE VALIDLY TENDERED.

 4. WITHDRAWAL RIGHTS

     Except as otherwise provided in this Section 4, tenders of Shares pursuant to the Offer are irrevocable. Shares tendered pursuant to the Offer may be withdrawn at any time before the Expiration Time and, unless accepted for payment by the Company as provided in this Offer to Purchase, may also be withdrawn after 12:00 Midnight, New York City time, on October 9, 1997.

     For a withdrawal to be effective, the Depositary must receive (at its address set forth on the back cover of this Offer to Purchase) a notice of withdrawal in written, telegraphic or facsimile transmission form on a timely basis. Such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares tendered, the number of Shares to be withdrawn and the name of the registered holder, if different from that of the person who tendered such Shares. If the certificates have been delivered or otherwise identified to the Depositary, then, prior to the release of such certificates, the tendering stockholder must also submit the serial numbers shown on the particular certificates evidencing the Shares and the signature on the notice of withdrawal must be guaranteed by an Eligible Institution (except in the case of Shares tendered by an Eligible Institution). If Shares have been tendered pursuant to the procedure for book-entry transfer set forth in Section 3, the notice of withdrawal must specify the name and the number of the account at the applicable Book-Entry Transfer Facility to be credited with the withdrawn Shares and otherwise comply with the procedures of such facility. All questions as to the form and validity, including time of receipt, of notices of withdrawal will be determined by the Company, in its sole discretion, which determination shall be final and binding on all parties. None of the Company, the Dealer Manager, the Depositary, the Information Agent or any other person is or will be obligated to give any notice of any defects or irregularities in any notice of withdrawal, and none of them will incur any liability for failure to give any such notice. Withdrawals may not be rescinded, and any Shares properly withdrawn will thereafter be deemed not tendered for purposes of the Offer. However, withdrawn Shares may be retendered before the Expiration Time by again following any of the procedures described in Section 3.

     If the Company extends the Offer, is delayed in its purchase of Shares or is unable to purchase Shares pursuant to the Offer for any reason, then, without prejudice to the Company's rights under the Offer, the Depositary may, subject to applicable law, retain on behalf of the Company all tendered Shares, and such Shares may not be withdrawn except to the extent tendering stockholders are entitled to withdrawal rights as described in this Section 4.

 5. PURCHASE OF SHARES AND PAYMENT OF PURCHASE PRICE

     The Company will, upon the terms and subject to the conditions of the Offer, determine a single per Share Purchase Price that it will pay for Shares validly tendered and not withdrawn pursuant to the Offer, taking into account the number of Shares so tendered and the prices specified by tendering stockholders, and will accept for payment and pay for (and thereby purchase) Shares validly tendered at or below the Purchase Price and not withdrawn as soon as practicable after the Expiration Time. For purposes of the Offer, the Company will be deemed to have accepted for payment (and therefore purchased), subject to proration, Shares that are validly tendered at or below the Purchase Price and not withdrawn when, as and if it gives oral or written notice to the Depositary of its acceptance of such Shares for payment pursuant to the Offer.

     Upon the terms and subject to the conditions of the Offer, the Company will purchase and pay a single per Share Purchase Price for all of the Shares accepted for payment pursuant to the Offer as soon as practicable after the Expiration Time. In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made promptly (subject to possible delay in the event of proration) but only after timely receipt by the Depositary of certificates for Shares (or of a timely confirmation of a book-entry transfer of such Shares into the Depositary's account at one of the Book-Entry Transfer Facilities), a properly completed and duly executed Letter of Transmittal (or manually signed facsimile thereof) and any other required documents.

     Payment for Shares purchased pursuant to the Offer will be made by depositing the aggregate Purchase Price therefor with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payment from the Company and transmitting payment to the tendering stockholders. In the event of proration, the Company will determine the proration factor and pay for those tendered Shares accepted for payment as soon as practicable after the Expiration Time. However, the Company does not expect to be able to announce the final results of any such proration until approximately five business days after the Expiration Time. Under no circumstances will the Company pay interest on the Purchase Price including, without limitation, by reason of any delay in making payment. Certificates for all Shares not purchased, including all Shares tendered at prices greater than the Purchase Price and Shares not purchased due to proration, will be returned (or, in the case of Shares tendered by book-entry transfer, such Shares will be credited to the account maintained with one of the Book-Entry Transfer Facilities by the participant who so delivered such Shares) as promptly as practicable following the Expiration Time or termination of the Offer without expense to the tendering stockholder. In addition, if certain events occur, the Company may not be obligated to purchase Shares pursuant to the Offer. See Section 6.

     The Company will pay all stock transfer taxes, if any, payable on the transfer to it of Shares purchased pursuant to the Offer; provided, however, that if payment of the Purchase Price is to be made to, or (in the circumstances permitted by the Offer) if unpurchased Shares are to be registered in the name of, any person other than the registered holder, or if tendered certificates are registered in the name of any person other than the person signing the Letter of Transmittal, the amount of all stock transfer taxes, if any (whether imposed on the registered holder or such other person), payable on account of the transfer to such person will be deducted from the Purchase Price unless evidence satisfactory to the Company of the payment of such taxes or exemption therefrom is submitted. See Instruction 7 of the Letter of Transmittal.

     ANY TENDERING STOCKHOLDER OR OTHER PAYEE WHO FAILS TO COMPLETE FULLY, SIGN AND RETURN TO THE DEPOSITARY THE SUBSTITUTE FORM W-9 INCLUDED WITH THE LETTER OF TRANSMITTAL MAY BE SUBJECT TO REQUIRED BACKUP FEDERAL INCOME TAX WITHHOLDING OF 31% OF THE GROSS PROCEEDS PAID TO SUCH STOCKHOLDER OR OTHER PAYEE PURSUANT TO THE OFFER. SEE SECTION 3. ALSO SEE SECTION 3 REGARDING CERTAIN FEDERAL INCOME TAX CONSEQUENCES FOR FOREIGN STOCKHOLDERS.

 6. CERTAIN CONDITIONS OF THE OFFER

     Notwithstanding any other provision of the Offer, the Company shall not be required to accept for payment, purchase or pay for any Shares tendered, and may terminate or amend the Offer or may postpone the acceptance for payment of, or the purchase of and the payment for Shares tendered, subject to Rule 13e-4(f) promulgated under the Exchange Act, if at any time on or after August 14, 1997 and prior to the time of payment for any such Shares (whether any Shares have theretofore been accepted for payment, purchased or paid for pursuant to the Offer) any of the following events shall have occurred (or shall have been determined by the Company to have occurred) that, in the Company's judgment in any such case and regardless of the circumstances giving rise thereto (including any action or omission to act by the Company), makes it inadvisable to proceed with the Offer or with such acceptance for payment or payment:

          (i) there shall have been threatened, instituted or pending before any court, agency, authority or other tribunal any action, suit or proceeding by any government or governmental, regulatory or administrative agency or authority or by any other person, domestic or foreign, or any judgment, order or injunction entered, enforced or deemed applicable by any such court, authority, agency or tribunal, which (a) challenges or seeks to make illegal, or to delay or otherwise directly or indirectly to restrain, prohibit or otherwise affect the making of the Offer, the acquisition of Shares pursuant to the Offer or is otherwise related in any manner to, or otherwise affects, the Offer; or (b) could, in the sole judgment of the Company, materially affect the business, condition (financial or other), income, operations or prospects of the Company and its subsidiaries, taken as a whole, or otherwise materially impair in any way the contemplated future conduct of the business of the Company and its subsidiaries, taken as a whole, or materially impair the Offer's contemplated benefits to the Company; or

          (ii) there shall have been any action threatened or taken, or any approval withheld, or any statute, rule or regulation invoked, proposed, sought, promulgated, enacted, entered, amended, enforced or deemed to be applicable to the Offer or the Company or any of its subsidiaries, by any government or governmental, regulatory or administrative authority or agency or tribunal, domestic or foreign, which, in the sole judgment of the Company, would or might directly or indirectly result in any of the consequences referred to in clause (a) or (b) of paragraph (i) above; or

          (iii) there shall have occurred (a) the declaration of any banking moratorium or any suspension of payments in respect of banks in the United States (whether or not mandatory); (b) any general suspension of trading in, or limitation on prices for, securities on any United States national securities exchange or in the over-the-counter market; (c) the commencement of a war, armed hostilities or any other national or international crisis directly or indirectly involving the United States; (d) any limitation (whether or not mandatory) by any governmental, regulatory or administrative agency or authority on, or any event which, in the sole judgment of the Company, might materially affect, the extension of credit by banks or other lending institutions in the United States; (e) any significant decrease in the market price of the Shares or in the market prices of equity securities generally in the United States or any change in the general political, market, economic or financial conditions or in the commercial paper markets in the United States or abroad that could have in the sole judgment of the Company a material adverse effect on the business, condition (financial or otherwise), income, operations or prospects of the Company and its subsidiaries, taken as a whole, or on the trading in the Shares; (f) in the case of any of the foregoing existing at the time of the announcement of the Offer, a material acceleration or worsening thereof; or
     (g) any decline in either the Dow Jones Industrial Average or the S&P 500 Composite Index by an amount in excess of 10% measured from the close of business on August 13, 1997; or

          (iv) any change shall occur or be threatened in the business, condition (financial or other), income, operations or prospects of the Company and its subsidiaries, taken as a whole, which in the sole judgment of the Company is or may be material to the Company and its subsidiaries taken as a whole; or

          (v) a tender or exchange offer with respect to some or all of the Shares (other than the Offer), or a merger or acquisition proposal for the Company, shall have been proposed, announced or made by another person or shall have been publicly disclosed, or the Company shall have learned that
     (a) any person or "group" (within the meaning of Section 13(d)(3) of the Exchange Act) shall have acquired or proposed to acquire beneficial ownership of more than 5% of the outstanding Shares, or (b) any new group shall have been formed that beneficially owns more than 5% of the outstanding Shares; or

          (vi) any person or group shall have filed a Notification and Report Form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 reflecting an intent to acquire the Company or any of its Shares.

     The foregoing conditions are for the Company's sole benefit and may be asserted by the Company regardless of the circumstances giving rise to any such condition (including any action or inaction by the Company) or may be waived by the Company in whole or in part. The Company's failure at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time. Any determination by the Company concerning the events described above and any related judgment or decision by the Company regarding the inadvisability of proceeding with the purchase of or payment for any Shares tendered will be final and binding on all parties.

 7. PRICE RANGE OF SHARES

     The Shares are listed and traded on NASDAQ. The high and low sales prices per Share on NASDAQ as compiled from published financial sources for the periods indicated are listed below:

                                                                       HIGH      LOW
                                                                      -------   ------
        Calendar Year 1995:
          1st Quarter...............................................  $ 6.375   $4.875
          2nd Quarter...............................................  $ 8.125   $5.375
          3rd Quarter...............................................  $10.250   $7.250
          4th Quarter...............................................  $15.125   $6.750
        Calendar Year 1996:
          1st Quarter...............................................  $14.500   $8.750
          2nd Quarter...............................................  $13.875   $9.875
          3rd Quarter...............................................  $11.250   $6.875
          4th Quarter...............................................  $ 8.625   $6.000
        Calendar Year 1997:
          1st Quarter...............................................  $ 7.313   $4.375
          2nd Quarter...............................................  $ 5.250   $3.000
          3rd Quarter (through August 13, 1997).....................  $ 4.375   $3.438

     On August 13, 1997, the closing per Share sales price as reported on NASDAQ was $4.125. THE COMPANY URGES STOCKHOLDERS TO OBTAIN CURRENT QUOTATIONS OF THE MARKET PRICE OF THE SHARES.

 8. BACKGROUND AND PURPOSE OF THE OFFER; CERTAIN EFFECTS OF THE OFFER

     For information with respect to certain events relating to the Company, see "Certain Information about the Company -- Recent Events" in Section 11. The Company announced on August 14, 1997 its intention to commence the Offer on August 14, 1997 and included in such announcement certain terms of the Offer consistent with those set forth in this Offer to Purchase.

     The Offer provides stockholders who are considering a sale of all or a portion of their Shares the opportunity to determine the price or prices (not greater than $5.50 nor less than $4.75 per Share) at which they are willing to sell their Shares and, if any such Shares are purchased pursuant to the Offer, to sell those Shares for cash to the Company. Any Odd Lot Owners whose Shares are purchased pursuant to the Offer will avoid both the payment of brokerage commissions and any applicable odd lot discounts payable on sales of odd lots. However, Odd Lot Owners holding Shares in "street name" through a bank or brokerage house who elect to tender may be subject to a tender fee imposed by such bank or brokerage house. To the extent the purchase of Shares in the Offer results in a reduction in the number of stockholders of record, the costs to the Company for services to stockholders will be reduced. Stockholders who determine not to accept the Offer will increase their proportionate interest in the Company's equity, and thus in the Company's future earnings and assets, subject to the Company's right to issue additional Shares and other equity securities in the future.

     On June 20, 1997, the Board of Directors authorized the Company to repurchase up to $20.0 million of Shares, and as of August 13, 1997, the Company had repurchased 165,000 Shares on the open market at prices ranging from $3.6875 to $4.2500 per Share (average price of $3.8504 per Share). On August 1, 1997, the Board of Directors authorized the Company to repurchase 6,000,000 Shares pursuant to the Offer in replacement of the Share repurchase program authorized in June 1997.

     The Board of Directors has determined that the Company's financial condition and outlook and current market conditions, including recent trading prices of the Shares, make this purchase of Shares an attractive investment and use of the Company's cash reserves that should benefit the Company and its stockholders over the long term. In particular, the Board of Directors believes that the purchase of Shares at this time is consistent with the Company's long term corporate goal of seeking to increase stockholder value.

     THE BOARD OF DIRECTORS OF THE COMPANY HAS APPROVED THE OFFER. HOWEVER, STOCKHOLDERS MUST MAKE THEIR OWN DECISIONS WHETHER TO TENDER SHARES AND, IF SO, HOW MANY SHARES TO TENDER AND THE PRICE OR PRICES AT WHICH SHARES SHOULD BE TENDERED. NEITHER THE COMPANY NOR ITS BOARD OF DIRECTORS MAKES ANY RECOMMENDATION TO ANY STOCKHOLDER AS TO WHETHER TO TENDER OR REFRAIN FROM TENDERING SHARES AND NEITHER THE COMPANY NOR ITS BOARD OF DIRECTORS HAS AUTHORIZED ANY PERSON TO MAKE ANY SUCH RECOMMENDATION. THE COMPANY HAS BEEN ADVISED THAT NONE OF ITS DIRECTORS OR EXECUTIVE OFFICERS INTENDS TO TENDER ANY SHARES PURSUANT TO THE OFFER.

     With respect to, and in addition to, the open market purchase program announced by the Company in June 1997, the Company may in the future purchase additional Shares on the open market, in private transactions, through tender offers or otherwise. Any such purchases may be on the same terms as, or on terms that are more or less favorable to stockholders than, the terms of the Offer. However, Rule 13e-4 promulgated under the Exchange Act generally prohibits the Company and its affiliates from purchasing any Shares, other than pursuant to the Offer, until at least ten business days after the expiration or termination of the Offer. Any possible future purchases by the Company will depend on many factors, including the market price of the Shares, the results of the Offer, the Company's business and financial position and general economic and market conditions.

     Shares the Company acquires pursuant to the Offer will be retained as treasury stock by the Company (unless and until the Company determines to retire such Shares) and will be available for the Company to issue without further stockholder action (except as required by applicable law or, if retired, the rules of any securities exchange on which Shares are listed) for purposes including, but not limited to, the acquisition of other businesses, the raising of additional capital for use in the Company's business and the satisfaction of obligations under existing or future employee benefit plans. The Company has no current plans for issuance of the Shares repurchased pursuant to the Offer.

9. INTERESTS OF DIRECTORS AND EXECUTIVE OFFICERS; TRANSACTIONS AND ARRANGEMENTS CONCERNING THE SHARES

     As of August 13, 1997, there were 30,656,388 Shares outstanding and 3,273,944 Shares issuable upon exercise of all outstanding Options. As of August 13, 1997, the Company's directors and executive officers as a group (10 persons) beneficially owned 5,436,400 Shares (including 633,000 Shares issuable to such persons upon exercise of Options exercisable within 60 days of such date) which constituted 17.3% of the outstanding Shares (including Shares issuable if Options held by the Company's directors and executive officers exercisable within sixty days of such date were exercised) at such time. If the Company purchases 6,000,000 Shares pursuant to the Offer (19.6% of the outstanding Shares as of August 13, 1997) and no director or executive officer tenders Shares pursuant to the Offer, then after the purchase of Shares pursuant to the Offer, the Company's directors and executive officers as a group would beneficially own approximately 21.5% of the outstanding Shares (including Shares issuable if Options held by the Company's directors and executive officers exercisable within sixty days of such date were exercised).

     Except as set forth in Schedule I hereto, based upon the Company's records and upon information provided to the Company by its directors, executive officers, associates and subsidiaries, neither the Company nor any of its associates or subsidiaries or persons controlling the Company nor, to the best of the Company's knowledge, any of the directors or executive officers of the Company or any of its subsidiaries, nor any associates or subsidiaries of any of the foregoing, has effected any transactions in the Shares during the 40 business days prior to the date hereof.

     Except as set forth in this Offer to Purchase, neither the Company or any person controlling the Company nor, to the Company's knowledge, any of its directors or executive officers, is a party to any contract, arrangement, understanding or relationship with any other person relating, directly or indirectly, to the Offer with respect to any securities of the Company (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations).

10. SOURCE AND AMOUNT OF FUNDS

     Assuming that the Company purchases 6,000,000 Shares pursuant to the Offer at a purchase price of $5.50 per Share, the Company expects the maximum aggregate cost, including all fees and expenses applicable to the Offer, to be approximately $34.0 million. The Company estimates that substantially all of the funds necessary to pay such amounts will come from cash and marketable securities on hand.

11. CERTAIN INFORMATION ABOUT THE COMPANY

     The Company designs, develops, markets and supports high-performance, easy to deploy, distributed business systems recovery software solutions for enterprise customers which implement the Company's lossless data compression technologies. In addition, through its Original Equipment Manufacturer ("OEM") networking products subsidiary, Hi/fn, Inc. ("Hi/fn"), the Company designs, develops and markets semiconductor and software solutions to improve the efficiency, security and manageability of networks and to enhance the storage capacity of high capacity/high speed tape storage devices. The Company also supports a remote access software suite, which is managed as a mature business unit. The Company intends to focus its development and marketing resources on the business segments it believes have the highest growth potential, and to continually evaluate its strategic objectives with respect to its mature remote access software business. The Company's products are sold through a variety of domestic and international channels.

     The Company's storage systems recovery software business is comprised of Replica, a high-performance, easy to deploy distributed business systems recovery software product, which enables fast PC server replication and disaster recovery. Replica for NetWare was introduced in February 1996, and Replica for NT was made available in April 1997. In July 1997, as a result of the Company's sales and marketing efforts, Stac received a significant order for Replica for NT through a large international systems integrator for a national retail chain. The Company intends to continue to focus on development of such relationships and to invest significant amounts of its future product development, marketing and sales resources in Replica and extensions to Replica.

     The Company provides communications software which is comprised of ReachOut Remote Control software ("ReachOut"), a remote access software suite which allows users to access a remote PC using another PC through the Internet, or over ISDN lines, modems or networks. ReachOut works with Microsoft Corporation's Windows NT, Windows 95, Windows 3.x and DOS operating systems.

     Hi/fn is focused on improving the efficiency, security and manageability of networks by providing solutions in software and silicon to packet processing bottlenecks. Hi/fn implements its patented lossless data compression in software libraries and semiconductors, which are marketed and sold to manufacturers of routers, firewalls, remote access servers, ISDN connectivity products, tape storage devices and printers. Currently, the majority of Hi/fn's sales are to a single storage hardware OEM. Hi/fn is also implementing data encryption standards in software and silicon to use with its data compression to provide fast, efficient and secure data transmission capabilities for its customers' products. Hi/fn's products are sold world-wide to OEMs both directly and through manufacturers' representatives.

     Hi/fn has licensed its data compression software to companies such as Microsoft, Cisco Systems Inc., Netscape Communications Corporation, Ascend Communications Inc. and Bay Networks Inc., all of which play significant roles in the development and marketing of Internet and virtual private network products. In addition, Hi/fn, Microsoft and Cisco have co-authored a proposal to the Internet Engineering Task Force (the "IETF") for implementation of lossless data compression in the IP Security ("IPSEC") protocol. However, there can be no assurance that these proposals will ultimately be adopted by the IETF, or that alternatives using other data compression technology will not be proposed and adopted.

     The Company receives royalties from Microsoft and IBM Corporation for licenses of its data compression technology. The Company will receive $4.0 million in royalties quarterly through the December 1997 quarter and $1.3 million in the March 1998 quarter, after which the license agreements will be fully paid-up. On an after tax basis, the license fees from Microsoft and IBM have been contributing approximately $2.4 million per quarter to net income.

     Fluctuations in annual and quarterly results may occur as a result of factors affecting demand for the Company's products such as the timing of the Company's and competitors' new product introductions and upgrades. Due to such fluctuations, historical results and percentage relationships are not necessarily indicative of the operating results for any future period.

     Except for the historical information contained herein, the following discussion contains forward-looking statements that involve risk and uncertainties. The Company's future results could differ materially from those discussed here. Factors that could cause or contribute to such differences include but are not limited to, fluctuations in the Company's operating results, continued new product introductions by the Company, market acceptance of the Company's new product introductions, new product introductions by competitors, OEM and distributor inventory levels and customer demand for the products incorporating Hi/fn semiconductors, technological changes in the personal computer and communications industries, uncertainties regarding intellectual property rights and the other factors referred to herein (including, but not limited to, the factors discussed below under "Revenues", "Quarterly Trends and Channel Inventories," "Seasonality," "Operating Systems," "Competition and Risks Associated with New Product Introductions" and "Stock Price Volatility") and in the Company's Annual Report on Form 10-K for the year ended September 30, 1996 and Quarterly Reports on Form 10-Q for the periods ended December 31, 1996, March 31, 1997 and June 30, 1997.

     Pro Forma Financial Information. The following unaudited pro forma financial information gives effect to the purchase of the Shares pursuant to the Offer, based on certain assumptions described in the Notes to the Summary Unaudited Pro Forma Financial Information and gives effect to the purchase of the Shares pursuant to the Offer as if it had occurred on October 1, 1995 with respect to income statement data and on September 30, 1996 and June 30, 1997 with respect to balance sheet data. The Summary Unaudited Pro Forma Financial Information should be read in conjunction with the summary historical financial information and does not purport to be indicative of the results that would actually have been obtained had the purchase of the Shares pursuant to the Offer been completed at the dates indicated or that may be obtained in the future.

               SUMMARY UNAUDITED PRO FORMA FINANCIAL INFORMATION

                                FISCAL YEAR ENDED SEPTEMBER 30, 1996               NINE MONTHS ENDED JUNE 30, 1997
                           ----------------------------------------------   ----------------------------------------------
                                                  PRO FORMA(A)                                     PRO FORMA(A)
                                        ---------------------------------                ---------------------------------
                                            ASSUMED           ASSUMED                        ASSUMED           ASSUMED
                                        $4.75 PER SHARE   $5.50 PER SHARE                $4.75 PER SHARE   $5.50 PER SHARE
                           HISTORICAL   PURCHASE PRICE    PURCHASE PRICE    HISTORICAL   PURCHASE PRICE    PURCHASE PRICE
                           ----------   ---------------   ---------------   ----------   ---------------   ---------------
                           (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Consolidated Statements
  of Operations Data:
  Revenues.................  $ 46,765       $46,765           $46,765        $ 34,104        $34,104           $34,104
  Operating income.........     2,352         2,352             2,352           5,142          5,142             5,142
  Net income (loss)........  $ (1,675)      $(2,784)          $(2,953)       $  4,588        $ 3,756           $ 3,629
  Weighted average shares
     outstanding...........    30,068        24,068            24,068          31,122         25,122            25,122
  Income (loss) per share:
     Net income (loss) per
       share...............  $  (0.06)      $ (0.12)          $ (0.13)       $   0.15        $  0.15           $  0.14
     Net income (loss) per
       share (fully
       diluted)............  $  (0.05)      $ (0.11)          $ (0.12)       $   0.15        $  0.15           $  0.14
     Net income per share
       before nonrecurring
       adjustments(b)......  $   0.36       $  0.40           $  0.40        $   0.15        $  0.15           $  0.14
  Ratio of earnings to
     fixed charges.........        na            na                na              na             na                na

                                      AS OF SEPTEMBER 30, 1996                           AS OF JUNE 30, 1997
                           ----------------------------------------------   ----------------------------------------------
                                                  PRO FORMA(A)                                     PRO FORMA(A)
                                        ---------------------------------                ---------------------------------
                                            ASSUMED           ASSUMED                        ASSUMED           ASSUMED
                                        $4.75 PER SHARE   $5.50 PER SHARE                $4.75 PER SHARE   $5.50 PER SHARE
                           HISTORICAL   PURCHASE PRICE    PURCHASE PRICE    HISTORICAL   PURCHASE PRICE    PURCHASE PRICE
                           ----------   ---------------   ---------------   ----------   ---------------   ---------------
                           (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Consolidated Balance
  Sheet Data
  (at end of period):
  Working capital..........  $ 68,498       $38,998           $34,498        $ 72,623        $43,123           $38,623
  Total assets.............    83,690        54,190            49,690          88,488         58,988            54,488
  Long-term debt...........        --            --                --              --             --                --
  Other noncurrent
     liabilities...........       242           242               242             233            233               233
  Total liabilities........     4,691         4,691             4,691           4,415          4,415             4,415
  Stockholders' equity.....    78,999        49,499            44,999          84,073         54,573            50,073
  Book value per share.....  $   2.57       $  2.01           $  1.82        $   2.73        $  2.20           $  2.02
  Shares outstanding.......    30,687        24,687            24,687          30,807         24,807            24,807

---------------

(a) The pro forma information assumes 6,000,000 shares are purchased by the Company at $4.75 per Share and $5.50 per Share, with the proceeds being financed from the Company's available cash and marketable securities. The assumed annualized interest rate used for pro forma income statement purposes is 3.8%, net of applicable taxes, for the year ended September 30, 1996 and the nine months ended June 30, 1997, which represents the average interest rate experienced by the Company. Expenses directly related to the Offer are assumed to be $1.0 million and are included as part of the cost of the Shares acquired.

(b) Financial information for the year ended September 30, 1996 includes a charge of $12.5 million for purchased research and development incurred from the acquisition of California Software, Inc. and the related investment in DynaNet, Inc. and non-recurring charges related to the acquisition of Crossware Development Corp.

     Historical Financial Information and Incorporation of Documents by Reference. The table below sets forth summary historical consolidated financial information of the Company and its subsidiaries. The historical financial information as of and for the fiscal years ended September 30, 1995 and 1996 has been derived from, and should be read in conjunction with, the audited consolidated financial statements of the Company as reported in the Company's Annual Reports on Form 10-K for the fiscal years ended September 30, 1995 and 1996, each of which, along with the unaudited consolidated financial statements of the Company as reported in each of the Company's Quarterly Reports on Form 10-Q for the periods ended December 31, 1996, March 31, 1997 and June 30, 1997 are hereby incorporated herein by reference. The summary historical financial information should be read in conjunction with, and is qualified in its entirety by reference to, the audited financial statements and the related notes thereto from which it has been derived. Copies of reports maybe inspected or obtained from the Commission in the manner specified in "-- Additional Information" below.

                    SUMMARY HISTORICAL FINANCIAL INFORMATION
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                            THREE MONTHS
                                                ENDED         NINE MONTHS ENDED       YEAR ENDED
                                              JUNE 30,            JUNE 30,           SEPTEMBER 30,
                                          -----------------   -----------------    -----------------
                                           1997      1996      1997      1996       1996      1995
                                          -------   -------   -------   -------    -------   -------
Consolidated Statements of Operations
  Data:
  Revenues..............................  $11,584   $10,988   $34,104   $34,532    $46,765   $45,804
  Operating income (loss)...............      912     2,618     5,142      (861)     2,352    (1,035)
  Net income (loss).....................  $ 1,104   $ 1,916   $ 4,588   $(4,202)   $(1,675)  $ 1,496
  Weighted average shares outstanding...   31,070    31,423    31,122    29,886     30,068    25,391
  Income (loss) per share:
     Net income (loss) per share........  $  0.04   $  0.06   $  0.15   $ (0.15)   $ (0.06)  $  0.00
     Net income (loss) per share (fully
       diluted).........................  $  0.04   $  0.06   $  0.15   $ (0.14)   $ (0.05)  $  0.00
Ratio of earnings to fixed charges......       na        na        na        na         na        na

                                                                                   YEAR ENDED
                                                                   UNAUDITED     SEPTEMBER 30,
                                                                   JUNE 30,    ------------------
                                                                     1997       1996       1995
                                                                   ---------   -------    -------
Consolidated Balance Sheets Data:
  Working Capital................................................   $72,623    $68,498    $65,186
  Total assets...................................................    88,488     83,690     80,611
  Long-term debt.................................................        --         --         --
  Other non-current liabilities..................................       233        242        315
  Total liabilities..............................................     4,415      4,691      4,256
  Stockholders' equity...........................................    84,073     78,999     36,395
  Book value per share...........................................   $  2.73    $  2.57    $  1.42
  Shares outstanding.............................................    30,807     30,687     25,671

  Management's Discussion and Analysis of Financial Condition and Results of Operations

     Revenues. Revenues increased 5% to $11.6 million for the quarter ended June 30, 1997 from $11.0 million in the quarter ended June 30, 1996. Revenues decreased 1% to $34.1 million for the nine months ended June 30, 1997 from $34.5 million in the comparable period of fiscal 1996. The increase in revenue for the quarter as compared to the comparable quarter of the prior fiscal year is due to higher revenues in both the

Hi/fn semiconductor business and the software product group. Revenues for the nine month period ended June 30, 1997 were lower than those in the nine months ended June 30, 1996 due to lower revenues generated by Hi/fn during the period, partially offset by higher software revenues.

     Software sales, which are comprised of domestic and international sales and licenses through distributors, retailers, solution providers, OEMs and direct channels, accounted for $3.7 million, or 32% of revenues for the quarter ended June 30, 1997 compared to $3.4 million, or 31% of revenues in the quarter ended June 30, 1996, and $13.1 million, or 39% of revenues for the nine months ended June 30, 1997 compared to $12.8 million, or 37% of revenues in the comparable period of fiscal 1996. The increase in revenues for the quarter and nine months ended June 30, 1997 over the same periods in fiscal 1996 is due primarily to increases in ReachOut and Replica revenues, offset by decreasing sales of the Company's Stacker disk compression software. Stacker sales continued to decline from the comparable periods of fiscal 1996 due primarily to the inclusion of disk compression in Windows and DOS and the availability of large capacity, low cost per megabyte hard disk drives. The Company does not expect any significant future Stacker sales.

     Revenues from Hi/fn, which are comprised of sales and licenses of semiconductors and software libraries derived from the Company's data compression technology, were $3.9 million, or 34% of revenues for the quarter ended June 30, 1997 compared to $3.6 million, or 33% of revenues in the quarter ended June 30, 1996, and $9.0 million, or 26% of revenues for the nine months ended June 30, 1997 compared to $9.7 million, or 28% of revenues in the comparable period of fiscal 1996. The increase in Hi/fn's revenues in the June 30, 1997 quarter, over those in the comparable quarter of the prior fiscal year is due primarily to increased revenues from licenses of data compression libraries. The decrease in Hi/fn's revenues for the nine months ended June 30, 1997 from the comparable period in fiscal 1996 is due primarily to high levels of inventory held by some OEM customers in the December 1996 quarter, consistent with OEM's practice of building product in large lots in order to achieve manufacturing efficiencies.

     The majority of semiconductor sales in the June 1997 quarter were from shipments of data compression coprocessors to Quantum Corporation, an OEM producer of high speed/high capacity tape storage devices. Hi/fn's order backlog as of June 30, 1997 was $5.5 million for products shippable in the September 1997 quarter, the majority of which are to Quantum. Due to the scheduled release of new versions of the Company's semiconductor products, the Company expects to record a significant reserve for possible returns in the September 1997 quarter. The Company expects Hi/fn's net revenues for the September 1997 quarter, after any reserves taken, to increase from those of the June 1997 quarter.

     Royalties from licenses of Stac's data compression technology to operating systems vendors were $4.0 million in each of the quarters ended June 30, 1997 and 1996, or 34% and 36% of total revenues, respectively, and $12.0 million in each of the nine month periods ended June 30, 1997 and 1996, or 35% of total revenues, for each nine month period. The Company will receive a total of $4.0 million per quarter in license fees from Microsoft and IBM through the December 1997 quarter and will receive $1.3 million in the March 1998 quarter, after which the licenses will be fully paid up and the license fees will end. On an after tax basis, the license fees from Microsoft and IBM have been contributing approximately $2.4 million per quarter to net income.

     International sales, which are included in the above sales, are comprised primarily of software products and were $1.2 million, or 10% of revenues for the quarter ended June 30, 1997 compared to $0.8 million, or 7% of revenues in the quarter ended June 30, 1996, and $3.7 million, or 11% of revenues for the nine months ended June 30, 1997 compared to $3.2 million, or 9% of revenues in the comparable period of fiscal 1996. Stac markets and sells to its European accounts from its office in the United Kingdom and markets and sells to the other principal international markets through sales personnel in its San Diego office and through relationships with distributors and resellers abroad.

     Cost of Revenues and Gross Margin. Cost of revenues consists primarily of Hi/fn's proprietary design semiconductors which are manufactured by third party foundries for resale by Hi/fn, and the user manuals, packaging, media and assembly associated with the Company's software products. Gross margins increased to 86% for the quarter ended June 30, 1997 from 83% in the quarter ended June 30, 1996 primarily due to higher margins on semiconductor sales. Gross margins increased to 88% for the nine months ended June 30, 1997 from 86% in the comparable period of fiscal 1996 primarily due to the higher percentage of high margin software sales and royalties to total sales.

     Research and Development. The cost of product development consists primarily of salaries, employee benefits, overhead, outside contractors and non-recurring engineering fees. Such expenses were $3.0 million and $2.1 million for the quarters ended June 30, 1997 and 1996, respectively, and $8.2 million and $5.8 million for the nine months then ended, respectively. The increase in product development costs for the quarter and nine months ended June 30, 1997 over the comparable periods of fiscal 1996 was due primarily to increased developmental activity associated with a Windows NT version for the Replica product line, and increased developmental activity for semiconductor products. Additionally, spending on the ReachOut product line was higher during the nine months ended June 30, 1997 than in the comparable period of the prior fiscal year due to increased spending on a Windows NT version. The Company expects to continue to invest in the development of products for which it believes there is a need in the market. However, there can be no assurance that product development programs invested in by the Company will be successful or that products resulting from such programs will achieve market acceptance.

     Purchased research and development for the nine months ended June 30, 1996 includes $12.2 million recognized in connection with the October 1995 acquisition of California Software, Inc. and the related investment in DynaNet, Inc.

     Sales and Marketing Expense. Selling and marketing expenses consist primarily of the salaries, commissions and benefits of sales, marketing and customer support personnel, and consulting, advertising, promotion and overhead expenses. Such expenses were $4.7 million and $3.4 million for the quarters ended June 30, 1997 and 1996, respectively, and $12.6 million and $9.4 million for the nine months then ended, respectively. The increase in marketing and sales expense for the quarter and nine months ended June 30, 1997 over the comparable periods of fiscal 1996 was the result of the addition of personnel and program costs intended to create end user demand for the Company's products.

     In July 1997, after reviewing its earlier additions of personnel and programs, the Company reduced its sales and marketing personnel and, as a result, expects its sales and marketing expenses to decrease in the September 1997 quarter. The Company expects to incur a related reorganization charge of $0.75 million in the September 1997 quarter.

     General and Administrative. General and administrative expenses are comprised primarily of salaries for administrative and corporate services personnel, legal, and other professional fees. Such expenses were $1.4 million and $1.0 million for the quarters ended June 30, 1997 and 1996, respectively, and $3.9 million and $3.2 million for the nine month periods then ended, respectively. The increase in the current period's general and administrative expenses over expenses incurred in the comparable period of the prior fiscal year is primarily due to the addition of management personnel and to the costs of outside consulting services which will continue through the September 1997 quarter.

     Interest Income. Interest income was $0.6 million for the quarter ended June 30, 1997, and $0.5 million for the quarter ended June 30, 1996, and $1.8 million and $1.6 million for the nine months then ended, respectively. The increase in interest income for the quarter and nine months ended June 30, 1997 over the comparable periods of fiscal 1996 is due primarily to higher average investment balances.

     Income Taxes. The effective income tax rate was 29% and 39% for the quarters ended June 30, 1997 and 1996, respectively. The effective income tax rate for the nine month periods then ended was 34% and 38%, respectively, before the charge in the December 1995 quarter for purchased research and development stemming from the acquisition of California Software, Inc. and related investment in DynaNet, Inc.. Changes in effective tax rates are impacted by the proportion of earnings from interest income and foreign operations and the different statutory tax rates associated with them. Consistent with statutory guidelines, no tax benefit was recognized in the December 1995 quarter on the purchased research and development charged to operations related to the acquisition of California Software, Inc. and related investment in DynaNet, Inc. due to the tax attributes of the underlying acquisition.

     Quarterly Trends, Channel Inventories, New Product Introductions. The Company historically has experienced significant fluctuations in its revenues and operating results, including net income, and anticipates that these fluctuations will continue. The Company operates with relatively little backlog of its software sales, and the majority of its software revenues each quarter result from orders received in that quarter. Consequently, if near-term demand for the Company's products weakens in a given quarter or if inventory of the Company's products in the retail and distribution channels satisfies near-term retail demand, the Company's operating results for that quarter could be adversely affected. In addition, when the Company announces enhanced versions of its software products, the announcement may have the effect of slowing sales of the current version of the product as buyers delay their purchase. Quarterly results have been or may in the future be influenced by the timing of announcements or introductions of new products and product upgrades by the Company or its competitors, distributor ordering patterns, product returns, delays in product development and licensing of the Company's products. In addition, products typically have a lengthy evaluation period before any purchase is made.

     Hi/fn's customers order semiconductor products to meet production schedules based on forecasts of demand for their products. Additionally, OEMs contract with third party manufacturers to build their products in large lot sizes to achieve manufacturing efficiencies. As a result of these practices, OEM semiconductor and finished product inventories can vary significantly depending on actual sales, the continuation of sales trends, and the timing of contractor manufacturing cycles, with the result that demand for the Company's semiconductor products may have cyclical increases and decreases.

     Seasonality. The software industry has experienced some seasonal variations in demand, with sales activity declining somewhat in the summer months. The Company believes that its software sales are subject to similar seasonal variations which, when combined with the other factors described above, may result in fluctuations in the Company's quarterly results. As a result, historical quarter-to-quarter comparisons should not be relied upon as indicative of future performance.

     Operating Systems. Stac's ReachOut and Replica products currently operate on a limited number of personal computer and network operating systems. ReachOut supports Microsoft Windows NT, Windows 95, Windows 3.x and DOS operating systems. Replica supports Windows NT and Novell NetWare network operating systems. Replica customers may require support of the Unix operating system, which the Company does not currently provide. In addition, future versions of Microsoft's Windows operating systems may require significant changes to the Company's products in order to maintain compatibility.

     Competition and Risks Associated with New Product Introductions. The market for the Company's products is intensely competitive. Increased competition could result not only in a decline in sales volume, but also in price reductions that could have a material adverse effect on the Company's business, operating results and financial condition.

     The Company's ReachOut product competes in the remote control software market against more established products such as Symantec Corporation's pcAnywhere and Traveling Software, Inc.'s Laplink. ReachOut also competes against remote access products from companies such as Citrix, Inc. and Shiva Corporation. Further, Microsoft could elect to incorporate remote control or additional remote access capabilities into its operating systems which are pre-installed on most personal computers. The Company believes that the growth rate of the remote control market has decreased from prior years' growth rates and will have a negative effect on the Company's ability to increase its remote control revenues.

     The Company began shipping Replica back-up and disaster recovery software for Novell NetWare during the second quarter of fiscal 1996 and Replica for Windows NT in April 1997. Replica competes with well established back-up products from Cheyenne Software, Inc., recently purchased by Computer Associates, Inc., and Seagate Software, Inc. (owned by Seagate Technologies, Inc.), Legato Systems, Inc. and Veritas Software Corporation, all of which have established channels of distribution and installed customer bases. Resellers could choose not to sell Replica over competitors' products with the result that significant sales of Replica could fail to materialize, or products similar to Replica could be successfully introduced to resellers by the Company's competitors. In addition, Microsoft's current operating systems incorporate back-up functionality, and future operating systems are expected to include some disaster recovery functionality.

Replica is being introduced into sophisticated server environments and, while the Company has invested significant resources in testing Replica under a variety of conditions, configurations and circumstances, there are likely to be environments which have not been anticipated for which additional development of Replica will be necessary.

     The Company's license agreement with IBM Corporation grants IBM the right to implement, but not sublicense, the Company's patented data compression technology in IBM hardware and software products. Also, microprocessor and chip set suppliers, customers and others could seek to expand their product offerings by designing and selling products using competitive data compression, or could rely on software implementations of data compression and data encryption, or use other technologies, any of which could render obsolete or adversely affect sales of Hi/fn's semiconductor and software products.

     Stock Price Volatility. Due to the factors noted above, the Company's future earnings and stock price may be subject to significant volatility, particularly on a quarterly basis. Any shortfall in earnings from levels expected by securities analysts could have an immediate and significant adverse effect on the trading price of the Company's common stock in any given period. Shortfalls could be caused by shortfalls in revenues, timing of the receipt of technology license fees, and/or increased levels of expenditures. Additionally, the Company participates in a highly dynamic industry, which often results in significant volatility of the Company's stock price.

  Liquidity and Capital Resources

     The Company's cash and marketable securities increased by $3.7 million to $69.1 million at June 30, 1997 from that at September 30, 1996. The increase was primarily attributable to cash generated from operations. Working capital increased by $4.1 million to $72.6 million at June 30, 1997 from that at September 30, 1996.

     During the December 1995 quarter the Company paid $0.2 million in dividends on its Series A Preferred Stock. The obligation to pay the preferred dividend terminated when the preferred stock was converted to common stock in November 1995.

     On August 14, 1997, the Company announced the Offer. If the maximum number of Shares is tendered at the maximum price in the range, the Company will expend $33.0 million plus expenses to satisfy the offer. The Offer replaces the Share repurchase program approved by the Company's Board of Directors in June 1997.

     The Company believes that, notwithstanding the completion of the Offer, existing cash balances and funds provided by operations will be sufficient to finance its working capital requirements for the foreseeable future.

  Additional Information

     The Company is subject to the informational filing requirements of the Exchange Act and, in accordance therewith, is obligated to file reports and other information with the Commission relating to its business, financial condition and other matters. Information, as of particular dates, concerning the Company's directors and officers, their remuneration, options granted to them, the principal holders of the Company's securities and any material interest of such persons in transactions with the Company is required to be disclosed in proxy statements distributed to the Company's stockholders and filed with the Commission. Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 2120, Washington D.C. 20549; at its regional offices located at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511; and 7 World Trade Center, New York, New York 10048. Copies of such material may also be obtained by mail, upon payment of the Commission's customary charges, from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington D.C. 20549. The Commission also maintains a Web site on the World Wide Web at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. Such reports, proxy statements and other information concerning the Company also can be inspected at the offices of NASDAQ, 1735 K Street, NW, Washington, D.C. 20006, on which the Shares are listed.

12. EFFECTS OF THE OFFER ON THE MARKET FOR SHARES; REGISTRATION UNDER THE EXCHANGE ACT

     The Company's purchase of Shares pursuant to the Offer will reduce the number of Shares that might otherwise trade publicly and is likely to reduce the number of stockholders. Nonetheless, there will still be a sufficient number of Shares outstanding and publicly traded following the Offer to ensure a continued trading market in the Shares. Based on the published guidelines of the NASDAQ, the Company does not believe that its purchase of Shares pursuant to the Offer will cause its remaining Shares to be delisted from such exchange.

     The Shares are currently "margin securities" under the rules of the Federal Reserve Board. This has the effect, among other things, of allowing brokers to extend credit on the collateral of the Shares. The Company believes that, following the purchase of Shares pursuant to the Offer, the Shares will continue to be "margin securities" for purposes of the Federal Reserve Board's margin regulations.

     The Shares are registered under the Exchange Act, which requires, among other things, that the Company furnish certain information to its stockholders and to the Commission and comply with the Commission's proxy rules in connection with meetings of the Company's stockholders. The Company believes that its purchase of Shares pursuant to the Offer will not result in the Shares becoming eligible for deregistration under the Exchange Act.

13. CERTAIN LEGAL MATTERS; REGULATORY AND FOREIGN APPROVALS

     The Company is not aware of any license or regulatory permit that appears to be material to its business that might be adversely affected by its acquisition of Shares as contemplated in the Offer or of any approval or other action by any government or governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the Company's acquisition or ownership of Shares as contemplated by the Offer. Should any such approval or other action be required, the Company currently contemplates that it will seek such approval or other action. The Company cannot predict whether it may determine that it is required to delay the acceptance for payment of, or payment for, Shares tendered pursuant to the Offer pending the outcome of any such matter. There can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that the failure to obtain any such approval or other action might not result in adverse consequences to the Company's business. The Company's obligations under the Offer to accept for payment and pay for Shares are subject to certain conditions. See Section 6.

14. CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES

     The following summary describes certain United States federal income tax consequences relevant to the Offer. The discussion contained in this summary is based upon the Internal Revenue Code of 1986, as amended to the date hereof (the "Code"), existing and proposed United States Treasury regulations promulgated thereunder, rulings, administrative pronouncements and judicial decisions, changes to which could materially affect the tax consequences described herein and could be made on a retroactive basis. As discussed below, depending upon a stockholder's particular circumstances, the Company's purchase of such stockholder's Shares pursuant to the Offer may be treated either as a sale or a dividend for United States federal income tax purposes. Accordingly, such a purchase generally will be referred to in this section of the Offer to Purchase as an exchange of Shares for cash.

     This summary does not address the state, local or foreign tax consequences of participating in the Offer. The summary relates only to Shares held as capital assets, within the meaning of Section 1221 of the Code, and does not address all of the tax consequences that may be relevant to particular stockholders in light of their personal circumstances, or to certain types of stockholders (such as certain financial institutions, dealers in securities or commodities, insurance companies, tax-exempt organizations or persons who hold Shares as a position in a "straddle" or as a part of a "hedging" or "conversion" transaction for United States federal income tax purposes). In particular, the discussion of the consequences of an exchange of Shares for cash pursuant to the Offer applies only to a United States Holder. For purposes of this summary, a "United States Holder" generally is a holder of Shares that is
(i) a citizen or resident of the United States, (ii) a corporation, partnership or other entity created or organized in or under the laws of the United States, any State or any political subdivision thereof, or (iii) an estate or trust, the income of which is subject to United States federal income taxation regardless of its source. This discussion does not address the tax consequences to foreign stockholders who will be subject to United States federal income tax on a net basis on the proceeds of their exchange of Shares pursuant to the Offer because such income is effectively connected with the conduct of a trade or business within the United States. Such stockholders are generally taxed in a manner similar to United States Holders; however, certain special rules apply. Foreign stockholders who are not subject to United States federal income tax on a net basis should see Section 3 for a discussion of the applicable United States withholding rules and the potential for obtaining a refund of all or a portion of the tax withheld. EACH STOCKHOLDER SHOULD CONSULT SUCH STOCKHOLDER'S TAX ADVISOR AS TO CERTAIN PARTICULAR CONSEQUENCES OF PARTICIPATION IN THE OFFER.

     United States Holders Who Receive Cash Pursuant to the Offer. An exchange of Shares for cash pursuant to the Offer by a United States Holder will be a taxable transaction for United States federal income tax purposes. As a consequence of the exchange, a United States Holder will, depending on such holder's particular circumstances, be treated either as having sold such holder's Shares or as having received a dividend distribution from the Company, with the tax consequences described below.

     Under Section 302 of the Code, a United States Holder whose Shares are exchanged pursuant to the Offer will be treated as having sold such holder's Shares, and thus will recognize gain or loss if the exchange (i) is "not essentially equivalent to a dividend" with respect to the holder, (ii) is "substantially disproportionate" with respect to such holder or (iii) results in a "complete termination" of such holder's equity interest in the Company, each as discussed below. In applying these tests, a United States Holder will be treated as owning Shares actually or constructively owned by certain related individuals and entities.

     If a United States Holder sells Shares to persons other than the Company at or about the time such holder also sells Shares to the Company pursuant to the Offer, and the various sales effected by the holder are part of an overall plan to reduce or terminate such holder's proportionate interest in the Company, then the sales to persons other than the Company may, for United States federal income tax purposes, be integrated with the holder's exchange of Shares pursuant to the Offer and, if integrated, should be taken into account in determining whether the holder satisfies any of the three tests described below.

     A United States Holder will satisfy the "not essentially equivalent to a dividend" test if the reduction in such holder's proportionate interest in the Company constitutes a "meaningful reduction" given such holder's particular facts and circumstances. The IRS has indicated in published rulings that any reduction in the percentage interest of a stockholder whose relative stock interest in a publicly-held corporation is minimal (an interest of less than 1% should satisfy this requirement) and who exercises no control over corporate affairs should constitute such a "meaningful reduction."

     An exchange of Shares for cash will be "substantially disproportionate" with respect to a United States Holder if the percentage of the then outstanding Shares actually and constructively owned by such holder immediately after the exchange is less than 80% of the percentage of the Shares actually and constructively owned by such holder immediately before the exchange.

     A United States Holder that exchanges all Shares actually or constructively owned by such holder for cash pursuant to the Offer will be treated as having completely terminated such holder's equity interest in the Company.

     If a United States Holder is treated as having sold such holder's Shares under the tests described above, such holder will recognize gain or loss equal to the difference between the amount of cash received and such holders' tax basis in the Shares exchanged therefor. Any such gain or loss will be capital gain or loss and will be long-term capital gain or loss if the holding period of the Shares exceeds 18 months as of the date of the exchange.

     If a United States Holder who exchanges Shares pursuant to the Offer is not treated under Section 302 as having sold such holder's Shares for cash, the entire amount of cash received by such holder will be treated as a dividend to the extent of the Company's current and accumulated earnings and profits, which the Company anticipates will be sufficient to cover the amount of any such dividend and will be includible in the holder's gross income as ordinary income in its entirety, without reduction for the tax basis of the Shares exchanged, except pursuant to the "extraordinary dividend" provisions of the Code that are mentioned below. No loss will be recognized. The United States Holder's tax basis in the Shares exchanged generally will be added to such holder's tax basis in such holder's remaining Shares. To the extent that cash received in exchange for Shares is treated as a dividend to a corporate United States Holder, such holder will be, (i) eligible for a dividends-received deduction (subject to applicable limitations) and (ii) subject to the "extraordinary dividend" provisions of the Code. To the extent, if any, that the cash received by a United States Holder exceeds the Company's current and accumulated earnings and profits, it generally will be treated first as a tax-free return of such holder's tax basis in the Shares and thereafter as capital gain.

     The Company cannot predict whether or to what extent the Offer will be over-subscribed. If the Offer is oversubscribed, proration of tenders pursuant to the Offer will cause the Company to accept fewer Shares than are tendered. Therefore, a Holder can be given no assurance that a sufficient number of such Holder's Shares will be exchanged pursuant to the Offer to ensure that such exchange will be treated as a sale, rather than as a dividend, for United States federal income tax purposes pursuant to the rules discussed above.

     Stockholders, none of whose Shares are exchanged pursuant to the Offer, will not incur any tax liability as a result of the consummation of the Offer.

     See Section 3 with respect to the application of United States federal income tax withholding to payments made to foreign stockholders and backup withholding.

     THE TAX DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION ONLY. EACH STOCKHOLDER IS URGED TO CONSULT SUCH HOLDER'S OWN TAX ADVISOR TO DETERMINE THE PARTICULAR TAX CONSEQUENCES TO HIM OR HER OF THE OFFER, INCLUDING THE APPLICABILITY AND EFFECT OF STATE, LOCAL AND FOREIGN TAX LAWS.

15. EXTENSION OF THE OFFER; TERMINATION; AMENDMENTS

     The Company expressly reserves the right, in its sole discretion, at any time and from time to time, and regardless of whether or not any of the events set forth in Section 6 shall have occurred or shall be deemed by the Company to have occurred, to extend the period of time during which the Offer is open and thereby delay acceptance for payment of, and payment for, any Shares by giving oral or written notice of such extension to the Depositary and making a public announcement thereof. The Company also expressly reserves the right, in its sole discretion, to terminate the Offer and not accept for payment or pay for any Shares not theretofore accepted for payment or paid for or, subject to applicable law, to postpone payment for Shares upon the occurrence of any of the conditions specified in Section 6 hereof by giving oral or written notice of such termination or postponement to the Depositary and making a public announcement thereof. The Company's reservation of the right to delay payment for Shares which it has accepted for payment is limited by Rule 13e-4(f)(5) promulgated under the Exchange Act, which requires that the Company must pay the consideration offered or return the Shares tendered promptly after termination or withdrawal of a tender offer. Subject to compliance with applicable law, the Company further reserves the right, in its sole discretion, and regardless of whether any of the events set forth in Section 6 shall have occurred or shall be deemed by the Company to have occurred, to amend the Offer in any respect (including, without limitation, by decreasing or increasing the consideration offered in the Offer to holders of Shares or by decreasing or increasing the number of Shares being sought in the Offer). Amendments to the Offer may be made at any time and from time to time effected by public announcement thereof, such announcement, in the case of an extension, to be issued no later than 9:00 a.m., New York City time, on the next business day after the last previously scheduled or announced Expiration Time. Any public announcement made pursuant to the Offer will be disseminated promptly to stockholders in a manner reasonably designated to inform stockholders of such change. Without limiting the manner in which the Company may choose to make any public announcement, except as provided by applicable law (including Rule 13e-4(e)(2) promulgated under the Exchange Act), the Company shall have no obligation to publish, advertise or otherwise communicate any such public announcement other than by making a release to the Dow Jones News Service.

     If the Company makes a material change in the terms of the Offer or the information concerning the Offer, or if it waives a material condition of the Offer, the Company will extend the Offer to the extent required by Rules 13e-4(d)(2) and 13e-4(e)(2) promulgated under the Exchange Act, which require that the minimum period during which an offer must remain open following material changes in the terms of the offer or information concerning the offer (other than a change in price or a change in percentage of securities sought) will depend upon the facts and circumstances, including the relative materiality of such terms or information. If (i) the Company increases or decreases the price to be paid for Shares, the Company increases or decreases the Dealer Manager's soliciting fee, the Company increases the number of Shares being sought and such increase in the number of Shares being sought exceeds 2% of the outstanding Shares, or the Company decreases the number of Shares being sought, and (ii) the Offer is scheduled to expire at any time earlier than the expiration of a period ending on the tenth business day from, and including, the date that notice of such increase or decrease is first published, sent or given, the Offer will be extended until the expiration of such period of ten business days.

16. FEES AND EXPENSES

     The Company has retained Smith Barney Inc. ("Smith Barney") to act as the Dealer Manager in connection with the Offer. Pursuant to the terms of Smith Barney's engagement, Smith Barney will receive a fee for its services as Dealer Manager of $.10 for each Share purchased by the Company pursuant to the Offer. The Company also has agreed to reimburse Smith Barney for certain expenses incurred in connection with the Offer, including out-of-pocket expenses and the reasonable fees and disbursements of its counsel and to indemnify Smith Barney and certain related parties against certain liabilities in connection with the Offer, including certain liabilities under the federal securities laws arising out of Smith Barney's engagement. Smith Barney has rendered various investment banking services to the Company in the past, for which it has received customary compensation, and can be expected to render similar services to the Company in the future. In the ordinary course of business, Smith Barney and its affiliates may actively trade or hold the securities of the Company for their own account or for the account of customers and, accordingly, may at any time hold a long or short position in such securities. The Company has retained Corporate Investors Communications, Inc. as Information Agent and American Stock Transfer and Trust Company as Depositary in connection with the Offer. The Information Agent and the Depositary will receive reasonable and customary compensation for their services. The Company will also reimburse the Information Agent and the Depositary for out-of-pocket expenses and has agreed to indemnify the Information Agent and the Depositary against certain liabilities in connection with the Offer, including certain liabilities under the federal securities laws. The Dealer Manager and Information Agent may contact stockholders by mail, telephone, telex, telegraph and personal interviews, and may request brokers, dealers and other nominee stockholders to forward materials relating to the Offer to beneficial owners. Neither the Information Agent nor the Depositary has been retained to make solicitations or recommendations in connection with the Offer.

     The Company will not pay fees or commissions to any broker, dealer, commercial bank, trust company or other person (other than the Dealer Manager) for soliciting any Shares pursuant to the Offer. The Company will, however, on request, reimburse such persons for customary handling and mailing expenses incurred in forwarding materials in respect of the Offer to the beneficial owners for which they act as nominees. No such broker, dealer, commercial bank or trust company has been authorized to act as the Company's agent for purposes of the Offer. The Company will pay (or cause to be paid) any stock transfer taxes on its purchase of Shares, except as otherwise provided in Instruction 7 of the Letter of Transmittal.

17. MISCELLANEOUS

     The Company is not aware of any jurisdiction where the making of the Offer is not in compliance with applicable law. If the Company becomes aware of any jurisdiction where the making of the Offer is not in compliance with any valid applicable law, the Company will make a good faith effort to comply with such law. If, after such good faith effort, the Company cannot comply with such law, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Shares residing in such jurisdiction. In any jurisdiction the securities or blue sky laws of which require the Offer to be made by a licensed broker or dealer, the Offer is being made on the Company's behalf by the Dealer Manager or one or more registered brokers or dealers licensed under the laws of such jurisdiction.

     Pursuant to Rule 13e-4 promulgated under the Exchange Act, the Company has filed with the Commission an Issuer Tender Offer Statement on Schedule 13E-4 (the "Schedule 13E-4") which contains additional information with respect to the Offer. The Schedule 13E-4, including the exhibits and any amendments thereto, may be examined, and copies may be obtained, at the same places and in the same manner as is set forth in Section 11 with respect to information concerning the Company.

     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION ON BEHALF OF THE COMPANY OR THE DEALER MANAGER IN CONNECTION WITH THE OFFER OTHER THAN THOSE CONTAINED IN THIS OFFER TO PURCHASE OR IN THE RELATED LETTER OF TRANSMITTAL. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE DEALER MANAGER.

Stac, Inc.

August 14, 1997

                                   SCHEDULE I

                     CERTAIN TRANSACTIONS INVOLVING SHARES

     Except as set forth below, based upon the Company's records and upon information provided to the Company by its directors, executive officers, associates and subsidiaries, neither the Company nor any of its associates or subsidiaries or persons controlling the Company nor, to the best of the Company's knowledge, any of the directors or executive officers of the Company or any of its subsidiaries, nor any associates or subsidiary of any of the foregoing, has effected any transactions in the Shares during the 40 business days prior to August 14, 1997.

     1. The Company repurchased 165,000 Shares at prices ranging from $3.6875 to $4.2500 between July 23, 1997 and July 31, 1997 pursuant to its previously authorized Share repurchase program.

     Facsimile copies of the Letter of Transmittal will be accepted. The Letter of Transmittal and certificates for the Shares and any other required documents should be sent or delivered by each stockholder or such stockholder's broker, dealer, commercial bank, trust company or other nominee to the Depositary at its address set forth below:

                        The Depositary for the Offer is:

                    AMERICAN STOCK TRANSFER & TRUST COMPANY

  By Mail, By Hand or By Overnight Courier:             By Facsimile Transmission:
                40 Wall Street                       (for Eligible Institutions Only)
                  46th Floor                                  (718) 234-5001
           New York, New York 10005
                                                          Confirm by Telephone:
                                                              (718) 921-8222

     Any questions or requests for assistance or for additional copies of this Offer to Purchase, the Letter of Transmittal or the Notice of Guaranteed Delivery may be directed to the Information Agent or to the Dealer Manager at their respective addresses and telephone numbers below. Stockholders may also contact their broker, dealer, commercial bank or trust company for assistance concerning the Offer. To confirm delivery of Shares, stockholders are directed to contact the Depositary.

                    The Information Agent for the Offer is:

                    CORPORATE INVESTOR COMMUNICATIONS, INC.

                               111 Commerce Road
                          Carlstadt, New Jersey 07072
                 Banks and Brokers call collect: (201) 896-1900
                   All others call toll-free: (800) 459-8554

                      The Dealer Manager for the Offer is:

                               SMITH BARNEY INC.
                              388 Greenwich Street
                            New York, New York 10013
                                 (800) 968-9368
August 14, 1997